Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2015

ZIMMER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16407	13-4151777
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

345 East Main Street

Warsaw, Indiana 46580

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (574) 267-6131

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 30, 2015, Zimmer Holdings, Inc. (the “Registrant”) reported its results of operations for the quarter ended March 31, 2015. The Registrant’s earnings release is attached as Exhibit 99.1 and the information set forth therein is incorporated herein by reference and constitutes a part of this report.

The earnings release attached as Exhibit 99.1 includes two types of non-GAAP financial measures that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. The first type of non-GAAP financial measure included in the press release consists of sales information reported on a constant currency basis which has been calculated by translating actual current and prior-period sales at the same predetermined exchange rate. The translated results are then used to determine year-over-year percentage increases or decreases that exclude the effect of changes in foreign currency exchange rates.

The second type of non-GAAP financial measure included in the press release consists of operating performance measures that have been adjusted to exclude certain items. The earnings release presents adjusted net earnings and adjusted diluted EPS to exclude the effects of inventory step-up and other inventory and manufacturing related charges, special items, intangible asset amortization, financing and other expenses related to the pending Biomet merger and certain tax adjustments. Included in special items are acquisition and integration costs and asset impairment charges related to prior and pending acquisitions, as well as employee termination benefits, consulting and professional fees, certain litigation matters, dedicated personnel expenses, certain contract terminations and asset impairment charges connected with global restructuring and operational excellence initiatives.

Management uses this non-GAAP information internally to evaluate the performance of the business and believes that it provides useful information to investors by offering the ability to make more meaningful period-to-period comparisons of the Registrant’s on-going operating results, the ability to better identify operating trends that may otherwise be masked or distorted by these types of items and to perform related trend analysis, and a higher degree of transparency of certain items. In addition, certain of these measures are used as performance metrics in the Registrant’s incentive compensation programs.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measure are included in the press release.

The Registrant is furnishing the information contained in this report, including the Exhibit, pursuant to Item 2.02 of Form 8-K promulgated by the Securities and Exchange Commission (the “SEC”). This information shall not be deemed to be “filed” with the SEC or incorporated by reference into any other filing with the SEC. By filing this report on Form 8-K and furnishing this information, the Registrant makes no admission as to the materiality of any information in this report, including the Exhibit.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated April 30, 2015, issued by the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2015

ZIMMER HOLDINGS, INC.

By:	/s/ Chad F. Phipps

Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated April 30, 2015, issued by the Registrant

Exhibit 99.1

345 E. Main St.

Warsaw, IN 46580

www.zimmer.com

Contacts:

Media	Investors
Monica Kendrick	Robert J. Marshall Jr.
574-372-4989	574-371-8042
monica.kendrick@zimmer.com	robert.marshall@zimmer.com

Zimmer Holdings, Inc. Reports First Quarter 2015 Financial Results

•	Net Sales of $1.13 billion represent a decrease of 2.3% reported from the prior year period (an increase of 4.5% constant currency)

•	Diluted EPS for the first quarter were $1.02 reported, a decrease of 20.9% from the prior year period, and $1.58 adjusted, a decrease of 1.3% from the prior year period

•	The Company updates full-year adjusted earnings guidance on a standalone basis and expectations for accretion associated with the pending Biomet merger

(WARSAW, IN) April 30, 2015—Zimmer Holdings, Inc. (NYSE and SIX: ZMH) today reported financial results for the quarter ended March 31, 2015. The Company reported first quarter net sales of $1.13 billion, a decrease of 2.3% reported and an increase of 4.5% constant currency compared to the first quarter of 2014. Diluted earnings per share for the quarter were $1.02 reported and $1.58 adjusted, a decrease of 1.3% adjusted from the prior year period.

“In the first quarter, Zimmer achieved steady sales growth in several geographies and product categories, while continuing to meet our financial commitments and deliver expanded operating margin leverage,” said David Dvorak, President and CEO of Zimmer. “Notably, we recently received approval from the European Commission and the Japan Fair Trade Commission for our pending combination with Biomet, which we now expect to close during the month of May, 2015. This historic merger will enhance our leadership in musculoskeletal healthcare by drawing upon the talent and capabilities that have enabled the extraordinary growth and sustained success of our two companies.”

Net earnings for the first quarter were $177.1 million on a reported basis and $272.8 million on an adjusted basis, a decrease of 0.6% adjusted from the prior year period. Operating cash flow for the first quarter was $73.0 million, inclusive of a payment of $97.6 million to settle a pre-issuance hedge contract associated with the Company’s recent senior notes offering.

Also in the quarter, the Company paid $37.3 million in dividends and declared a first quarter dividend of $0.22 per share, consistent with the dividend declared for the prior year period.

Guidance

Based upon the continued strengthening of the U.S. dollar, the Company has updated its full-year 2015 standalone adjusted earnings guidance. The Company now expects adjusted diluted earnings per share on a standalone basis to be in a range of $6.30 to $6.40. This compares to prior full-year 2015 guidance of $6.50 to $6.60. Additionally, changes in currency rates are also expected to negatively impact Biomet earnings, which the Company expects to be partially offset by greater synergies from the pending merger than had previously been contemplated in the Company’s guidance. Net annual operating earnings synergies connected with the pending merger are now anticipated to reach $350 million by year three following the closing of the transaction. This compares to prior guidance of net annual synergies of $270 million by the third year post-closing. Consequently, the Company now expects accretion from the pending merger with Biomet to contribute between $0.95 and $1.05 to adjusted diluted earnings per share in the first 12 months following the closing of the transaction. This accretion guidance was previously a range of $1.05 to $1.15.

Conference Call

The Company will conduct its first quarter 2015 investor conference call today, April 30, 2015, at 8:00 a.m. Eastern Time. The live audio webcast can be accessed via Zimmer’s Investor Relations website at http://investor.zimmer.com. It will be archived for replay following the conference call.

Individuals in the U.S. and Canada who wish to dial into the conference call may do so by dialing (877) 941-1227 and entering conference ID 4696681. For a complete listing of international toll-free and local numbers, please visit http://investor.zimmer.com. A digital recording will be available 24 hours after the completion of the conference call, from May 1, 2015 to May 30, 2015. To access the recording, U.S. and Canada callers should dial (800) 406-7325 and international callers should dial +1 (303) 590-3030, and enter the Access Code ID 4696670.

Sales Table

The following table provides sales results by geographic segment and product category, as well as the percentage change compared to the prior year quarter on both a reported and constant currency basis.

NET SALES–THREE MONTHS ENDED MARCH 31, 2015

(in millions, unaudited)

	Net Sales	Reported % Change	Constant Currency % Change
Geographic Segments
Americas	$645	1%	2%
Europe	299	(9)	9
Asia Pacific	190	(3)	7

Total	1,134	(2)	5
Product Categories
Reconstructive
Americas	478	1	2
Europe	235	(8)	9
Asia Pacific	139	(3)	7

Total	852	(2)	5
Knees
Americas	295	4	5
Europe	121	(8)	10
Asia Pacific	72	(3)	7

Total	488	—	6
Hips
Americas	145	(3)	(3)
Europe	104	(10)	8
Asia Pacific	63	(4)	7

Total	312	(6)	3
Extremities	52	—	5
Dental	56	(9)	(3)
Trauma	79	—	7
Spine	49	3	7
Surgical and other	98	(3)	3

About the Company

Founded in 1927, and headquartered in Warsaw, Indiana, Zimmer designs, develops, manufactures and markets orthopaedic reconstructive, spinal and trauma devices, dental implants, and related surgical products. Zimmer has operations in more than 25 countries around the world and sells products in more than 100 countries. Zimmer’s 2014 sales were approximately $4.7 billion. Zimmer is supported by the efforts of more than 9,000 employees worldwide.

Website Information

We routinely post important information for investors on our website, www.zimmer.com, in the “Investor Relations” section. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Note on Non-GAAP Financial Measures and Updated Quarter Closing Convention

As used in this press release, the term “adjusted” refers to operating performance measures that exclude inventory step-up and other inventory and manufacturing related charges, special items, intangible asset amortization, financing and other expenses related to the pending Biomet merger and certain tax adjustments. Included in special items are acquisition and integration costs and asset impairment charges related to prior and pending acquisitions, as well as employee termination benefits, consulting and professional fees, certain litigation matters, dedicated personnel expenses, certain contract terminations and asset impairment charges connected with global restructuring and operational excellence initiatives. The term “constant currency” refers to any financial measure that excludes the effect of changes in foreign currency exchange rates. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measure are included in this press release.

Beginning with the three months ended March 31, 2015, the Company has changed its quarter-end closing convention for the majority of its international reporting units, which, in the case of the three months ended March 31, 2015, resulted in a change of that quarter-end close from March 25 to March 31. As a consequence, our results of operations for the three months ended March 31, 2015 include up to four more billing days for such international reporting units than were included in our results of operations for the three months ended March 31, 2014. The Company has not restated the presentation of the 2014 financial statements to conform to this change of closing convention because the impact of the change is not material to the results of operations or to the comparisons between the 2015 and 2014 periods.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to:

the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the

U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS

AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

###

ZIMMER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(in millions, except per share amounts, unaudited)

	2015	2014
Net Sales	$1,134.4	$1,161.5
Cost of products sold	278.7	303.7

Gross Profit	855.7	857.8

Research and development	48.4	47.4
Selling, general and administrative	425.0	444.5
Intangible asset amortization	20.4	29.2
Special items	87.0	36.6

Operating expenses	580.8	557.7

Operating Profit	274.9	300.1
Other expense	(22.6)	(1.7)
Interest income	2.6	2.5
Interest expense	(23.1)	(15.0)

Earnings before income taxes	231.8	285.9
Provision for income taxes	55.0	64.8

Net earnings	176.8	221.1
Less: Net loss attributable to noncontrolling interest	(0.3)	(0.4)

Net Earnings of Zimmer Holdings, Inc.	$177.1	$221.5

Earnings Per Common Share
Basic	$1.04	$1.31
Diluted	$1.02	$1.29
Weighted Average Common Shares Outstanding
Basic	170.0	169.1
Diluted	172.9	171.8
Cash dividends declared per common share	$0.22	$0.22

ZIMMER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, unaudited)

	March 31, 2015	December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	$8,793.5	$1,083.3
Short-term investments	488.4	612.5
Receivables, net	869.8	912.1
Inventories	1,217.0	1,169.0
Other current assets	548.5	512.1

Total current assets	11,917.2	4,289.0
Property, plant and equipment, net	1,300.7	1,288.8
Goodwill	2,417.0	2,514.2
Intangible assets, net	578.3	603.5
Other assets	976.9	939.2

Total Assets	$17,190.1	$9,634.7

Liabilities and Stockholders’ Equity
Current liabilities	$908.7	$1,038.0
Other long-term liabilities	637.2	648.6
Long-term debt	9,061.2	1,425.5
Stockholders’ equity	6,583.0	6,522.6

Total Liabilities and Stockholders’ Equity	$17,190.1	$9,634.7

ZIMMER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(in millions, unaudited)

	2015	2014
Cash flows provided by (used in) operating activities
Net earnings	$176.8	$221.1
Depreciation and amortization	89.0	101.0
Share-based compensation	12.9	11.2
Income tax benefits from employee stock compensation plans	16.4	20.2
Excess income tax benefits from employee stock compensation plans	(7.8)	(5.4)
Inventory step-up	0.4	2.5
Changes in operating assets and liabilities, net of acquired assets and liabilities
Income taxes	(13.3)	(75.6)
Receivables	6.6	5.3
Inventories	(62.2)	(56.6)
Accounts payable and accrued expenses	(149.5)	(56.0)
Other assets and liabilities	22.2	21.1

Net cash provided by operating activities	91.5	188.8

Cash flows provided by (used in) investing activities
Additions to instruments	(62.4)	(49.4)
Additions to other property, plant and equipment	(34.4)	(31.4)
Purchases of investments	(152.6)	(600.7)
Sales of investments	320.3	583.1
Investments in other assets	(3.0)	—

Net cash provided by (used in) investing activities	67.9	(98.4)

Cash flows provided by (used in) financing activities
Proceeds from senior notes	7,628.2	—
Net proceeds under revolving credit facilities	0.8	0.2
Dividends paid to stockholders	(37.3)	(34.0)
Proceeds from employee stock compensation plans	27.5	138.2
Excess income tax benefits from employee stock compensation plans	7.8	5.4
Debt issuance costs	(58.4)	—
Repurchase of common stock	—	(400.5)

Net cash provided by (used in) financing activities	7,568.6	(290.7)

Effect of exchange rates on cash and cash equivalents	(17.8)	2.4

Increase in cash and cash equivalents	7,710.2	(197.9)
Cash and cash equivalents, beginning of period	1,083.3	1,080.6

Cash and cash equivalents, end of period	$8,793.5	$882.7

ZIMMER HOLDINGS, INC.

NET SALES BY GEOGRAPHIC SEGMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(in millions, unaudited)

	Three Months Ended March 31,
	2015	2014	% Inc/(Dec)
Americas	$645.2	$638.7	1%
Europe	298.9	326.9	(9)
Asia Pacific	190.3	195.9	(3)

Total	$1,134.4	$1,161.5	(2)

ZIMMER HOLDINGS, INC.

NET SALES BY PRODUCT CATEGORY

FOR THE THREE MONTHS ENDED MARCH 31, 2015 and 2014

(in millions, unaudited)

	Three Months Ended March 31,
	2015	2014	% Inc/(Dec)
Reconstructive
Knees	$487.3	$487.9	—%
Hips	312.2	331.7	(6)
Extremities	52.2	52.1	—

	851.7	871.7	(2)
Dental	55.8	61.0	(9)
Trauma	79.4	79.7	—
Spine	49.5	48.3	3
Surgical and other	98.0	100.8	(3)

Total	$1,134.4	$1,161.5	(2)

ZIMMER HOLDINGS, INC.

RECONCILIATION OF REPORTED % GROWTH TO

CONSTANT CURRENCY % GROWTH

(unaudited)

	For the Three Months Ended March 31, 2015
	Reported % Change	Foreign Exchange Impact	Constant Currency % Change
Geographic Segments
Americas	1%	(1)%	2%
Europe	(9)	(18)	9
Asia Pacific	(3)	(10)	7
Total	(2)	(7)	5
Product Categories
Reconstructive
Americas	1	(1)	2
Europe	(8)	(17)	9
Asia Pacific	(3)	(10)	7
Total	(2)	(7)	5
Knees
Americas	4	(1)	5
Europe	(8)	(18)	10
Asia Pacific	(3)	(10)	7
Total	—	(6)	6
Hips
Americas	(3)	—	(3)
Europe	(10)	(18)	8
Asia Pacific	(4)	(11)	7
Total	(6)	(9)	3
Extremities	—	(5)	5
Dental	(9)	(6)	(3)
Trauma	—	(7)	7
Spine	3	(4)	7
Surgical and other	(3)	(6)	3

ZIMMER HOLDINGS, INC.

Reconciliation of Net Earnings and Adjusted Net Earnings

For the Three Months Ended March 31, 2015 and 2014

(in millions, unaudited)

	Three Months Ended March 31,
	2015	2014
Net Earnings of Zimmer Holdings, Inc.	$177.1	$221.5
Inventory step-up and other inventory and manufacturing related charges	3.9	11.7
Intangible asset amortization	20.4	29.2
Special items	87.0	36.6
Other expense on Biomet merger financing	19.5	—
Interest expense on Biomet merger financing	8.5	—
Taxes on above items*	(43.6)	(24.5)

Adjusted Net Earnings	$272.8	$274.5

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.

ZIMMER HOLDINGS, INC.

Reconciliation of Diluted EPS and Adjusted Diluted EPS

For the Three Months Ended March 31, 2015 and 2014

(unaudited)

	Three Months Ended March 31,
	2015	2014
Diluted EPS	$1.02	$1.29
Inventory step-up and other inventory and manufacturing related charges	0.02	0.07
Intangible asset amortization	0.12	0.17
Special items	0.51	0.21
Other expense on Biomet merger financing	0.11	—
Interest expense on Biomet merger financing	0.05	—
Taxes on above items*	(0.25)	(0.14)

Adjusted Diluted EPS	$1.58	$1.60

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.